September 6, 2013

Securities and Exchange Commission

100 F Street

Washington, DC 20549-60000

Attention: Russell Mancuso, Branch Chief

Re:	Symmetry Medical Inc.
Form 10-K for Fiscal Year Ended December 29, 2012
Filed March 8, 2013
Form 10-Q for Fiscal Quarter Ended June 29, 2013
Filed August 8, 2013
Response dated August 2, 2013
File No. 001-32374

Dear Mr. Mancuso:

We are in receipt of your letter dated August 16, 2013 regarding the above referenced forms and response. In reply thereto, we respectfully submit the following responses:

Form 10-K for Fiscal Year Ended December 29, 2012

Government Regulation, page 15

1. We note your proposed revision in response to prior comment 1. From statements like your disclosure in your most recent 10-Q, it appears that transfer of regulatory authorizations is one of the factors disrupting integration of the Codman acquisition. Please ensure that your Form 10-K disclosure regarding regulation addresses the material government regulatory authorizations that affect your business.

Response:

In our Form 10-K for the Fiscal Year Ended December 29, 2012, we address the material government regulatory authorizations that affect our business in multiple sections, including at the bottom of page 19, the top of page 20, the bottom of page 29 and the top of page 30.  In addition, we discuss the risks associated with our foreign operations, including our “compliance obligations under a variety of foreign laws and regulations” at the bottom of page 25 and top of page 26. We will review these disclosures to ensure that the material government regulatory authorizations that affect our business are adequately addressed.

Directors, Executive Officers and Corporate Governance, page 94

2. When you amend your Form 10-K to address the issue in prior comment 2, please provide disclosure that makes clear (1) what the “certain internal control deficiencies” were that involved Mr. Hite and (2) how Mr. Hite was involved in those deficiencies. Also, your disclosure should make the existence of the cease and desist order clear and should state clearly what the order requires Mr. Hite to cease and desist.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.267.8700 •F:+1.574.267.4551 •www.symmetrymedical.com

Response

We will provide the requested disclosure in an amendment to our Form 10-K as follows:

In 2007, the Company discovered accounting irregularities at its Sheffield, UK operating unit, resulting in a restatement of certain financial reports and an SEC inquiry. In July 2006, Mr. Hite received a draft report from the Company's internal auditor that implied the potential presence of accounting issues at the Sheffield unit and sought permission to solicit outsourcing proposals from "Big Four" accounting firms to provide internal control testing and financial audits at the unit due to staffing limitations in the internal audit department. Although Mr. Hite provided the draft report to the Company's controller and its independent accounting firm, and discussed its contents with the internal auditor, he did not provide a copy of the report to the Audit Committee. Following the internal auditor's resignation shortly thereafter, Mr. Hite hired a new internal auditor and directed her to focus her efforts on the issues at the Sheffield unit. He also subsequently expanded the internal audit department to include four individuals, one of whom is located in the Sheffield facility.

On January 30, 2012, without admitting or denying the Commission's findings therein, the Company and Mr. Hite consented to the entry of an order in which the Commission found, among other things, that in failing to deliver the internal auditor's draft report to the Audit Committee, Mr. Hite circumvented the Company's internal accounting controls in violation of Section 13(b)(5) of the Securities Exchange Act of 1934 (the "Exchange Act") and was a cause of the Company's violation of Section 13(b)(2)(B) of the Exchange Act. Pursuant to the order, Mr. Hite agreed to (i) cease and desist from committing or causing any violations or future violations of Section 13(b)(5) of the Exchange Act and Section 304(a) of the Sarbanes-Oxley Act of 2002, and from causing any violations and any future violations of Section 13(b)(2)(B) of the Exchange Act, (ii) pay a civil monetary penalty, and (iii) reimburse the Company for incentive compensation received during the statutory time periods established by the Sarbanes-Oxley Act.

Executive Compensation, page 94

3. Please provide your analysis of how the revisions that you plan to make to the tables mentioned in your response to prior comment 3 affect your obligations under Section 14A(1) of the Exchange Act and Rule 14a-21(a).

Response

The Company and its Board of Directors take the obligations under Section 14A(a)(1) of the Exchange Act and Rule 14a-21(a) seriously.  In compliance with these obligations, the Company has established an annual procedure under which it seeks shareholder approval of executive compensation by a non-binding vote. Pursuant to that procedure, the Company submitted a separate resolution, subject to shareholder vote, to approve the compensation of executives with its definitive proxy statement filed March 15, 2013 and reported the result of the shareholder vote in the Item 5.07 current report filed April 29, 2013. This vote resulted in 32,643,321 votes in favor of the program, 725,840 against, 530,821 abstentions and 1,535,594 non-votes.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.267.8700 •F:+1.574.267.4551 •www.symmetrymedical.com

Through correspondence with the Division of Corporation Finance Staff and its own internal review, the Company determined post-vote that, although the narrative compensation discussion and analysis accurately described the Company's compensation practices and determinations, including the Equity Incentive Program (the “Equity Program”) and the number of shares earned by the named executive officers thereunder for 2012, the Summary Compensation and Grant of Plan-Based Awards tables showed the actual value of the shares awarded to the Company’s executive officers in 2012 based on 2011 performance as opposed to the potential amounts that they could have earned in 2012 with performance at target under that year’s Equity Program.  See pages 23-25 of the proxy statement. The Company will proactively correct the tabular disclosures in an amendment to its Form 10-K.  The amended filing will sufficiently alert investors to the corrected compensation figures.

It is not possible to determine how the information shown in the tables affected the outcome of the shareholder vote on executive compensation or whether the vote results would have been significantly different based on the revised tables. We note, however, that the vote on the non-binding proposal regarding executive compensation was not a close one, as the proposal was approved by approximately 98% of the votes cast by the shareholders on the matter. We also note that say-on-pay votes under Rule 14a-21 are advisory votes that do not constitute binding action of the shareholders. Therefore, no formal, binding action of the shareholders was affected by the incorrect information. The advisory vote of the shareholders provides the Company's Compensation Committee and Board of Directors with valuable feedback from the shareholders regarding their views of the Company's compensation philosophy and decisions. In considering the results of the 2013 shareholder say-on-pay-vote, the Compensation Committee and Board of Directors will take into account, as they deem appropriate, the accuracy of the information in the tables provided in the proxy statement and the potential impact on the shareholder vote.  As required by Regulation S-K Item 402(b)(1)(vii), in its next annual meeting proxy statement the Company will disclose whether and how it considered the results of the most recent shareholder advisory vote on executive compensation in determining compensation policies and decisions and how that consideration affected executive compensation decisions and policies.

We also note further that we provide our shareholders annual opportunities to vote on an advisory basis regarding our executive compensation program.  The yearly recurrence of say-on-pay votes mitigates any potential harm that might have stemmed from shareholder reliance on the inaccurate tabular information.  Shareholders will have a timely opportunity to vote on executive compensation reported in accordance with the guidance received from the Staff at the Company's next annual meeting and the Board of Directors will have access to this important feedback thereafter.  In this regard, we note that had the Board of Directors determined to hold say-on-pay votes every three years, as opposed to annually, the Company's shareholders would have had no opportunity to vote on executive compensation during fiscal 2013.

In sum, we submit that we discharged our obligations under Section 14A(a)(1) of the Exchange Act and Rule 14a-21(a) in good faith, and that the remedial measures to be taken adequately moderate any harm that may have stemmed from shareholder reliance on the tabular presentation of equity information.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.267.8700 •F:+1.574.267.4551 •www.symmetrymedical.com

Form 10-Q Fiscal Quarter Ended June 29, 2013

4. We note your response to prior comment 4. With a view toward clarified disclosure, please tell us the portion of the Symmetry Surgical revenue decrease that was due to the need for customers to change their internal ordering procedures and the portion that was due to transfers of regulatory authorizations.

Response

In 2Q 2013 Symmetry Surgical, adjusted for a customer now purchasing direct from our OEM Solutions segment, reported domestic sales of $19.5 MM, which were 9% or $1.9 MM lower than in 2Q 2012.  International sales of $2.4 MM, were a decline of 45% or $2.0 MM versus 2Q 2012. The total revenue decline at Symmetry Surgical, adjusted for a customer now purchasing direct from our OEM Solutions segment, was $3.7 MM, representing 3.6% of our total revenue in Q2 2013. The decline was primarily tied to a decline in sales of products which were acquired in a late 2011 acquisition from Johnson & Johnson (“J&J”) and migrated from a Transition Services Agreement with J&J in 3Q and 4Q 2012.

In the United States, the factors that likely contributed to the $1.9 MM decline include, but are not limited to, the need for customers to change their internal ordering procedures to order the acquired products from Symmetry Surgical instead of J&J, which may have also led to increasingly effective competition, and/or challenging market conditions. As we stated in our Q2 Form 10-Q, we believe that the root cause of the revenue miss was some customers’ lack of action to modify their internal ordering procedures. This caused misdirected customer orders to not reach Symmetry Surgical, enabled competition to capitalize on the change as an opportunity to introduce their competitive products, and raised awareness of customer internal buying decisions to consider other vendors. We do not have insight into our U.S. customers’ buying decisions and/or patterns so it is impossible to determine with certainty the precise percent of the revenue decline that was attributable to their need to change internal ordering procedures, but we believe it is the most significant factor in the US revenue shortfall.

The outside U.S. weakness of $2.4 MM was due to the need to transition the business in each country from the local-country J&J affiliates to a Symmetry Surgical distributor. This transition required Symmetry Surgical and the distributor to receive transferred regulatory authorizations from J&J and then to establish country specific marketing and sales activities to generate awareness with customers. During the quarter, more than 50% of our O.U.S. distributors had at least some portion of the Codman portfolio not fully registered, although that percentage differed significantly from country to country and was resolved in many cases during the quarter. Although it is impossible to estimate with certainty the precise percent of revenue decline that was due to these registration issues, we believe it to be the most significant driver of O.U.S. revenue weakness.

Revenue, page 17

5. Please tell us, and clarify in future filings, what you mean by “decreased customer launch demand.” Are your customers launching fewer products, or are your products being included in fewer of your customers’ launches?

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.267.8700 •F:+1.574.267.4551 •www.symmetrymedical.com

Response

Demand from our OEM Solutions customers typically results from ongoing procedure growth or expenditures related to launching new instrument sets into the field.  The comment “decreased customer launch demand” refers to lower customer demand from the customers’ expenditures tied to launching new instrument sets into the field.  A change in this type of demand could come as a result of many drivers, including fewer launches from our larger customers, the timing of their respective launches, our share of the products included in their respective launches, and the relative success of the launch (resulting in the need for more or fewer sets).   Unfortunately, we do not have market data or internal metrics which can distinguish the drivers of the decreased customer launch demand and customers do not share that information with us or publicly. To the extent this issue is material in future periods and we can identify which of the drivers identified above are responsible, we will clarify the disclosure in future filings.

6. Please tell us, and clarify in future filings, the portion of OEM Implant revenue increase that was from stocking orders and inventory adjustments as opposed to increased consumption demand.

Response:

During the second quarter of 2013, market reports indicate orthopedic procedure growth was approximately 2%.  Because our OEM Solutions implant business grew by approximately 12%, we estimate that the growth in excess of procedure volume was primarily attributable to stocking orders and inventory adjustments. We will clarify the disclosure in future filings.

We appreciate your assistance with our disclosure requirements and hope that the information provided above is responsive to your comments and adequately addresses your concerns. In providing this response, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in our public filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you need further explanation or have follow up questions, please feel free to contact us by mail (3724 North State Road 15, Warsaw, IN 46582) or by fax (260.451.2560).

Yours very truly,
Symmetry Medical Inc.
By: /s/ David C. Milne
David C. Milne
SVP of Human Resources, General Counsel and Corporate Secretary

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.267.8700 •F:+1.574.267.4551 •www.symmetrymedical.com